

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 17, 2017

James R. Bosley, Jr.
President and Chief Executive Officer
Farmers and Merchants Bancshares, Inc.
4510 Lower Beckleysville Road, Suite H
Hampstead, MD 21074

> **Re: Farmers and Merchants Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 12, 2017**
> **File No. 333-217918**

Dear Mr. Bosley:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Kate Donovan, Staff Attorney, at (202) 551-8636 with any questions.

                  Sincerely,

                  /s/ Era Anagnosti

                  Era Anagnosti
                  Legal Branch Chief
                  Office of Financial Services

cc: Andrew Bulgin
       Gordon Feinblatt LLC